UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 11, 2014

SUSQUEHANNA BANCSHARES, INC.

(Exact Name of Registrant Specified in Charter)

Pennsylvania	001-33872	23-2201716
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

26 North Cedar Street, Lititz, Pennsylvania	17543
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (717) 626-4721

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On November 11, 2014, Susquehanna Bancshares, Inc., a Pennsylvania corporation (“Susquehanna”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BB&T Corporation, a North Carolina corporation (“BB&T”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Susquehanna will merge with and into BB&T (the “Merger”), with BB&T as the surviving corporation in the Merger. Immediately following the Merger, Susquehanna’s wholly owned bank subsidiary, Susquehanna Bank, will merge with and into BB&T’s wholly owned bank subsidiary, Branch Banking and Trust Company (the “Bank Merger”), with Branch Banking and Trust Company as the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved by the Board of Directors of each of Susquehanna and BB&T.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Susquehanna shareholders will have the right to receive (i) 0.253 shares (the “Exchange Ratio”) of BB&T common stock, par value $5.00 per share, and (ii) $4.05 in cash, for each share of Susquehanna common stock, par value $2.00 per share.

At the Effective Time, each option granted by Susquehanna to purchase shares of Susquehanna common stock will fully vest and will be converted into an option to purchase BB&T common stock on the same terms and conditions as were applicable prior to the Merger, subject to adjustment of the exercise price and the number of shares of BB&T common stock issuable upon exercise of such option based on the sum of (a) the Exchange Ratio and (b) $4.05 divided by the average closing price of BB&T common stock on the New York Stock Exchange for the five trading days ending the day prior to the Effective Time. At the Effective Time, subject to the terms and conditions of the Merger Agreement, each Susquehanna restricted stock award and restricted stock unit award will fully vest (with any performance-based vesting conditions to which restricted stock unit awards are subject deemed satisfied (with respect to any conditions based on the achievement of a profit trigger) and deemed satisfied at the greater of actual performance and target (with respect to any conditions based on a specified level of performance)) and will be converted into the right to receive an amount in cash equal to the product of (a) the number of shares of Susquehanna common stock underlying such award multiplied by (b) the sum of $4.05 plus the product of the Exchange Ratio multiplied by the average closing price of BB&T common stock on the New York Stock Exchange for the five trading days ending the day prior to the Effective Time.

The Merger Agreement also provides, among other things, that at or promptly following the Effective Time, William J. Reuter, the current Chairman and Chief Executive Officer of Susquehanna, and Christine Sears, a current director of Susquehanna, will be appointed as directors of BB&T, subject to the policies of BB&T generally applicable to its board of directors, including its Corporate Governance Guidelines and the Director Resignation Policy set forth therein. Additionally, the Merger Agreement provides that on the closing date of the Merger, BB&T will create a $10,000,000 charitable foundation, or support an existing charitable foundation acceptable to Susquehanna, in Pennsylvania dedicated to providing ongoing economic development support to the Lancaster County, Pennsylvania community.

The Merger Agreement contains customary representations and warranties from both Susquehanna and BB&T, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time and, in the case of Susquehanna, its obligation, subject to certain exceptions, to recommend that its shareholders adopt the Merger Agreement and its non-solicitation obligations relating to alternative acquisition proposals.

The completion of the Merger is subject to customary conditions, including, among others, (1) the adoption of the Merger Agreement by Susquehanna’s shareholders, (2) authorization for listing on the New York Stock Exchange of the shares of BB&T common stock to be issued in the Merger, (3) the effectiveness of the registration statement on Form S-4 for the BB&T common stock to be issued in the Merger, (4) the absence of any order, injunction or other legal restraint preventing the completion of the Merger or the Bank Merger or making the consummation of the Merger illegal and (5) the receipt of required regulatory approvals, including the approval of the Federal Reserve Board and the Federal Deposit Insurance Corporation. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement and (iii) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both Susquehanna and BB&T and further provides that a termination fee of $85 million will be payable by Susquehanna to BB&T upon termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding BB&T or Susquehanna, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding BB&T, Susquehanna, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of

Susquehanna and a prospectus of BB&T, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Susquehanna and BB&T make with the Securities and Exchange Commission (“SEC”).

*                    *                     *

Forward-Looking Statements

This Current Report on Form 8-K and the Exhibits attached hereto contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Susquehanna’s and BB&T’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from such forward-looking statements.

In addition to factors previously disclosed in Susquehanna’s and BB&T’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Susquehanna shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Susquehanna business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BB&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board, and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, BB&T will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Susquehanna and a Prospectus of BB&T, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF SUSQUEHANNA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES

AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BB&T and Susquehanna, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BB&T at www.bbt.com under the heading “About” and then under the heading “Investor Relations” and then under “BB&T Corporation SEC Filings” or from Susquehanna by accessing Susquehanna’s website at www.susquehanna.net under the heading “Investor Relations” and then under “SEC Filings”. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Shareholder Services, Telephone: (336) 733-3065 or to Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, Pennsylvania 17543, Attention: Jason H. Weber, Vice President and Director of Investor Relations, Telephone (717) 626-9801. In addition, Susquehanna uses its Investor Relations website and social media outlets as channels of distribution of material company information. Such information is accessible on Susquehanna’s Investor Relations website, as well as on Susquehanna’s Facebook page and through its Twitter account and LinkedIn account.

Susquehanna and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Susquehanna in connection with the proposed merger. Information about the directors and executive officers of Susquehanna and their ownership of Susquehanna common stock is set forth in the proxy statement for Susquehanna’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

See Exhibit Index.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUSQUEHANNA BANCSHARES, INC.
(Registrant)

By:	/s/ William J. Reuter
William J. Reuter
Chairman and Chief Executive Officer

Dated: November 17, 2014

EXHIBIT INDEX

Exhibit Number	Exhibit

2.1	Agreement and Plan of Merger, dated as of November 11, 2014, by and between BB&T Corporation and Susquehanna Bancshares, Inc.